# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Quanterix Corp, CIK 0001503274
CUSIP: 74766Q101
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 900 MIDDLESEX TURNPIKE, BILLERICA, Massachusetts (MA), 01821
Date of event which requires filing of this statement: 02/07/2025
Filed by CIK 0002037231
Persons authorized to receive notices and communications: BENJAMIN NATTER, KENT LAKE PR LLC, Carr. 115 km 12.1 Ave., Albizu Campos #2490 Suite 22, Rincon, Puerto Rico (PR), 00677, 415-225-8568; SEBASTIAN ALSHEIMER, ESQ., WILSON SONSINI GOODRICH & ROSATI, 1301 Avenue of the Americas, New York, New York (NY), 10019, (212) 999-5800

## Reporting persons
- Kent Lake Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,277,954; sole dispositive power 0; shared dispositive power 2,277,954; aggregate amount beneficially owned 2,277,954 (5.91% of the class)
- Kent Lake PR LLC (CIK 0002037231): type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Puerto Rico (PR); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,277,954; sole dispositive power 0; shared dispositive power 2,277,954; aggregate amount beneficially owned 2,277,954 (5.91% of the class)
- Benjamin Natter: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,277,954; sole dispositive power 0; shared dispositive power 2,277,954; aggregate amount beneficially owned 2,277,954 (5.91% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Quanterix Corp
Address of issuer's principal executive offices: 900 MIDDLESEX TURNPIKE, BILLERICA, Massachusetts (MA), 01821
Comment: The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

## Item 2. Identity and Background
Name of person filing:
This statement is filed by the following (collectively, the "Reporting Persons"):

(i) Kent Lake Partners LP, a Delaware limited partnership ("Kent Lake Partners"), with respect to the shares of Common Stock, $0.001 par value per share (the "Shares"), of Quanterix Corporation (the "Issuer"), directly and beneficially owned by it;

(ii) Kent Lake PR LLC, a Puerto Rico limited liability company ("Kent Lake PR"), as the general partner of Kent Lake Partners; and

(iii) Benjamin Natter, as the Managing Member of Kent Lake PR.
Residence or business address: The principal business address of each of the Reporting Persons is Carr. 115 km 12.1 Ave. Albizu Campos #2490 Suite 22, Rincon, Puerto Rico 00677.
Present principal occupation or employment: The principal business of Kent Lake Partners is investing in securities. The principal business of Kent Lake PR is serving as an investment adviser and as the general partner to Kent Lake Partners. The principal occupation of Mr. Natter is serving as the Managing Member of Kent Lake PR.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Natter is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities purchased by Kent Lake Partners, were purchased with working capital in open market purchases as set forth in Exhibit 1, which is incorporated by reference herein. The aggregate purchase price of the 2,277,954 Shares directly owned by Kent Lake Partners is approximately $21,676,855, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On February 13, 2025, the Reporting Persons delivered a letter to stockholders (the "Stockholder Letter") of the Issuer, which, among other things details the Reporting Person's belief that the Issuer's proposed acquisition of Akoya Biosciences, Inc. is not in the best interests of stockholders. The full text of the letter is attached hereto as Exhibit 2 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or in the Stockholder Letter or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Persons beneficially own 2,277,954 shares in the aggregate, representing approximately 5.91% of the outstanding Shares. The aggregate percentage of Shares reported owned by the Reporting Persons herein is based upon approximately 38,569,854 outstanding, as of the Measurement Date, as defined in the Agreement and Plan of Merger, dated January 9, 2025, by and among the Issuer, Wellfleet Merger Sub, Inc. and Akoya Biosciences, Inc., as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 10, 2025
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have sole voting power and sole investment power with respect to the Shares beneficially owned by the Reporting Persons.
Transactions in the class effected during the past sixty days: During the past 60 days, none of the Reporting Persons has effected any transaction in the Shares, except as set forth in Exhibit 1, which is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Share.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On February 13, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Transactions in the Shares.
Exhibit 2: Letter to Stockholders, dated February 13, 2025.
Exhibit 3: Joint Filing Agreement, dated February 13, 2025.

## Signatures
- Kent Lake Partners LP: /s/ Benjamin Natter, Managing Member (02/13/2025)
- Kent Lake PR LLC: /s/ Benjamin Natter, Managing Member (02/13/2025)
- Benjamin Natter: /s/ Benjamin Natter, Managing Member (02/13/2025)